Exhibit 2.8

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Sabretooth Energy Ltd. (“Sabretooth”)

702, 2303 - 4th St. SW

Calgary, Alberta

T2S 2S7

Item 2	Date of Material Change

May 24, 2009

Item 3	News Releases

A news release was issued by Sabretooth prior to markets opening on May 25, 2009 and disseminated through the facilities of Marketwire.

Item 4	Summary of Material Changes

On May 24, 2009, Sabretooth entered into a reorganization and investment agreement (the “Agreement”) with Cequence Energy Ltd. (“Cequence”), a Calgary based private oil and gas company, and the shareholders of Cequence and certain other parties. Pursuant to the Agreement, the management and directors of Cequence will invest approximately $9.44 million in common shares (the “Common Shares”) of Sabretooth at an anticipated price of $0.37 per Common Share (pre-consolidation) (the “Private Placement”). Under the terms of the Private Placement, 75% of the Common Shares acquired by the Cequence group will be subject to certain contractual escrow arrangements with Sabretooth. Sabretooth will also acquire all the issued and outstanding common shares of Cequence (the “Cequence Shares”) for the issuance of an aggregate of approximately $560,000 of Common Shares (the “Cequence Acquisition”).

The Agreement also provides that Sabretooth will initiate a rights offering (the “Rights Offering”) by way of short form prospectus prior to the completion of the Private Placement. Under the terms of the Agreement, the Private Placement will be at a price not higher than $0.37. The Rights Offering will be priced at a future date in the context of the then applicable market trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”), and, in accordance with the rules of the TSX, the rights under the Rights Offering will be priced at a substantial discount to the market price of the Common Shares. It is anticipated that the Private Placement and the Rights Offering will be completed at the same price.

The Agreement further provides for the issuance of 20,800,000 performance warrants convertible into non-voting shares of Sabretooth (“Non-Voting Shares”) to management and directors of Cequence (the “Performance Warrants”). Each

Performance Warrant will have an exercise price of $0.47 per Non-Voting Share.

In addition to the transactions described in this Item 4, the Agreement provides for the appointment of a new management team and board of directors at Sabretooth comprised largely of the current team from Cequence, a consolidation of the Common Shares on a 4-for-1 basis (the “Consolidation”), an amendment to the terms of the Non-Voting Shares, the implementation of a shareholder rights plan as a means of providing an assurance to holders of Non-Voting Shares that they will be treated equally to holders of Common Shares while not threatening certain positive tax attributes of the Corporation and a change of the name of Sabretooth to “Cequence Energy Ltd.”

Completion of the transactions set out in the Agreement is subject to a number of conditions and approvals including, but not limited to, the approval of the TSX and shareholder approval at an annual and special meeting of Sabretooth’s shareholders anticipated to be held towards the end of July 2009 (the “Sabretooth Meeting”).

Item 5	Full Description of Material Change

The Transaction

On May 24, 2009, Sabretooth entered into the Agreement with Cequence, the shareholders of Cequence and certain other parties. Pursuant to the Agreement, the management and directors of Cequence will invest approximately $9.44 million in Common Shares by way of the Private Placement. Under the terms of the Private Placement, 75% of the Common Shares acquired by the Cequence group will be subject to contractual escrow arrangements with Sabretooth, with one-third of the escrowed shares being released on each of the first, second and third anniversaries of the closing. Sabretooth will also complete the Cequence Acquisition.

The Agreement also provides that Sabretooth will initiate the Rights Offering by way of short form prospectus prior to the completion of the Private Placement. The Rights Offering will allow Sabretooth shareholders of record as of a future date to acquire up to $10 million of Common Shares at an exercise price that will be no greater than $0.37 per Common Share. The record date for the Rights Offering will be established once all applicable exchange and securities regulatory approvals have been obtained. Subscribers under the Private Placement will not be eligible to participate in the Rights Offering.

Under the terms of the Agreement, the Private Placement will be at a price not higher than $0.37. The Rights Offering will be priced at a future date in the context of the then applicable market trading price of the Common Shares on the TSX, and, in accordance with the rules of the TSX, the rights under the Rights Offering will be priced at a substantial discount to the market price of the Common Shares. It is anticipated that the Private Placement and the Rights Offering will be completed at the same price. The Agreement provides that in the event that Sabretooth is required to price the rights at a price less than $0.35 then Sabretooth may, at its option, terminate the Agreement and reimburse certain other parties to the Agreement for expenses incurred (up to a maximum of

$125,000).

The Agreement further provides for the issuance of 20,800,000 Performance Warrants. Each Performance Warrant will entitle the holder thereof to acquire one Non-Voting Share, subject to adjustment, for an exercise price of $0.47 per Non-Voting Share.

One third of the Performance Warrants will expire four years from the date of closing and will be exercisable if the 20-day weighted average trading price of Common Shares is equal to or greater than $0.80 per Common Share at any time before the expiry date of such Performance Warrants; one third will expire four and a half years from the date of closing and will be exercisable if the 20-day weighted average trading price of Common Shares is equal to or greater than $1.10 per Common Share at any time before the expiry date of such Performance Warrants; and one third will expire five years from date of closing and will be exercisable if the 20-day weighted average trading price of Common Shares is equal to or greater than $1.40 per Common Share at any time before the expiry date of such Performance Warrants.

In addition to the transactions described in this Item 5, the Agreement provides for the appointment of a new management team and board of directors at Sabretooth comprised largely of the current team from Cequence, a consolidation of the Common Shares on a 4-for-1 basis (the “Consolidation”), an amendment to the terms of the Non-Voting Shares (the “Share Amendment”), the implementation of a shareholder rights plan to ensure equitable treatment between the holders of Common Shares and the holders of Non-Voting Shares in certain situations to be set forth in such plan (the “SRP”) and a change of the name of Sabretooth to “Cequence Energy Ltd.” (the “Name Change”).

Board and Shareholder Approval and Fairness Opinion

The Private Placement, Cequence Acquisition, grant of Performance Warrants, Consolidation, Share Amendment, SRP and Name Change are subject to the approval of the shareholders of Sabretooth and applicable regulatory approvals, including the approval of the TSX. The Sabretooth Meeting, to consider such matters, is anticipated to be held towards the end of July 2009, but in any event, not later than August 31, 2009.

The board of directors of Sabretooth (the “Board”) has determined that the transactions contemplated in the Agreement are in the best interests of its shareholders, unanimously approved such transactions and will recommend that the shareholders approve certain of the transactions that require shareholder approval.

The Board and officers of Sabretooth, who control approximately 37.3% of the Common Shares to be voted in respect of all the matters to be considered at the Sabretooth Meeting, have entered into support agreements, pursuant to which they have agreed to vote in favour of the transactions. It is anticipated the existing Board will be re-elected at the Sabretooth Meeting. Following the closing of the Transactions (as defined herein), the existing Board and officers of Sabretooth will resign and will be replaced by a new board of directors comprised of Donald

Archibald as Chairman, Howard Crone, Richard Thompson, Paul Colborne, Peter Bannister and Hank Swartout and a new management team consisting of Howard Crone as President and Chief Executive Officer, Richard Thompson as Executive Vice-President, David Gillis as Chief Financial Officer, Hany Beshry as Vice-President, Exploration, Robin Bieraugle as Vice-President, Operations, Nathan MacBey as Vice-President, Land and Erin Thorson as Controller.

Tristone Capital Inc. is acting as financial advisor to Sabretooth with respect to the transactions contemplated in the Agreement, and has provided the Board a verbal opinion that such transactions are fair, from a financial point of view, to the shareholders of Sabretooth.

The following description of the Agreement is a summary only. The full text of the Agreement has been filed on SEDAR under the Sabretooth’s SEDAR profile and is available at www.sedar.com.

Conditions

In addition to the approval of the shareholders discussed above in this Item 5, the Agreement also contains certain customary conditions to the completion of the transactions for the sole benefit of Sabretooth and certain customary conditions to the completion of the transactions for the sole benefit of Cequence.

Representations and Warranties

The Agreement contains a number of customary representations and warranties of Sabretooth, Cequence and certain other parties relating to, among other things, corporate status and capacity, as applicable, and the authorization and enforceability of the Agreement. The representations and warranties provided by Sabretooth and Cequence also address various matters relating to the business and operations of such entities.

Cease Negotiations

Sabretooth has agreed, and has agreed to cause each of its subsidiaries to, immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements, co-operations and negotiations, if any, with any parties (other than Cequence) conducted on or before the date of the Agreement by Sabretooth, its subsidiaries or any of their directors, officers, employees, financial advisors, legal counsel or agents with respect to any actual or potential Acquisition Proposal (as defined in the Agreement and reproduced below).

The Agreement defines an “Acquisition Proposal” as a proposal or offer by a third party to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Sabretooth or its subsidiaries (other than HFG Holdings Inc. (“HFG”)) or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Sabretooth or any of its subsidiaries (other than HFG), whether by (i) an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, (ii) by means of a recapitalization or sale of shares in the capital of Sabretooth or any of its subsidiaries (other than HFG) (which for greater certainty shall include the issuance of securities from treasury), or (iii) tender offer or exchange offer or similar transaction involving Sabretooth or any of its subsidiaries (other than HFG), including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Sabretooth or any of its subsidiaries (other than HFG) or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Sabretooth or any of its subsidiaries (other than HFG) (other than the transactions contemplated by the Agreement), or any public announcement of an intention to do any of the foregoing.

No Solicitation

Sabretooth shall not, directly or indirectly, through any officer, director, employee, representative or agent of Sabretooth or any of its subsidiaries, or otherwise:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii)	participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	withhold, withdraw or modify in a manner adverse to Cequence the approval of the Board of the transactions contemplated hereby;

(iv)	approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

(v)	subject to the terms of the Agreement, waive any provision of, or release or terminate any standstill provisions contained in any confidentiality agreement, non-disclosure, standstill or other agreement with any third party; or

(vi)	cause Sabretooth to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the clauses set forth immediately above:

(vii)

nothing shall prevent the Board from considering or participating in discussions or negotiations in respect of or responding to an unsolicited bona fide Acquisition Proposal from any person (but, subject to the “Right to Match” provisions discussed in this Item 5, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that (A) the Board determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior

Proposal; (B) the Board after consultation with outside legal advisors, determines in good faith it is necessary for the Board to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with or responding to any person regarding the Superior Proposal, Sabretooth notifies Cequence of its determination that such Acquisition Proposal constitutes a Superior Proposal; and

(viii)	provided that Sabretooth is not otherwise in breach of this Agreement, the Board may release a person who is subject to a standstill obligation in favour of Sabretooth from that standstill obligation if, prior to the closing time, Sabretooth receives a request from such person to waive or release such person from that standstill obligation in order for such person to make an unsolicited bona fide Acquisition Proposal but only to the extent required to allow such person to provide the Acquisition Proposal for consideration by the Board in accordance with and to the extent permitted by the non-solicitation provisions in the Agreement.

The Agreement defines a “Superior Proposal” as an an unsolicited bona fide Acquisition Proposal which, in the opinion of the Board, acting reasonably and in good faith and after consultation with its outside legal counsel and financial advisors: (i) is reasonably likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal; (ii) is reasonably capable of being completed without undue delay, taking into account all aspects of such proposal and the party making such proposal; (iii) for which either adequate financing to complete such Acquisition Proposal has been obtained, or is reasonably likely to be obtained; (iv) is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Sabretooth or its subsidiaries beyond 5:00 p.m. (Calgary time) on the twelfth business day after which access is first afforded to the person making the Acquisition Proposal (disregarding any access provided to such party prior to the date of this Agreement); and (v) would, or would reasonably be expected to, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction that is more favourable than the Private Placement, Cequence Acquisition, grant of Performance Warrants, Consolidation and Name Change (collectively, the “Transactions”) from a financial point of view to Sabretooth shareholders;

Right to Match

Sabretooth has also covenanted and agreed that:

(i)	Sabretooth shall not approve, recommend or enter into any agreement (a “Proposed Agreement”) in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by the Agreement) on the basis that it would constitute a Superior Proposal; and

(ii)

the Board will not withdraw, modify or change its recommendation concerning the Transactions after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an

“Announced Acquisition Proposal”) or recommend any Announced Acquisition Proposal, or recommend that holders of Common Shares deposit their Common Shares under, vote in favour of or otherwise accept any Announced Acquisition Proposal or resolve to do so;

unless (A) it has provided Cequence with written notice that the Board has determined that it has received a Superior Proposal and, in the case of clause (i) of this “Right to Match” section, it has provided Cequence with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to its proposed execution by Sabretooth, and in the case of clause (ii) of this “Right to Match” section, it has provided Cequence with not less than three business days written notice that the Board intends to withdraw, modify or change its recommendation regarding the Transactions following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period referred to herein, the “Notice Period”); (B) it has complied with its obligations regarding non-solicitation and the right to match with respect thereto; and (C) before entering into any Proposed Agreement, the Agreement shall have been terminated. Any Proposed Agreement or such written notice, as applicable, shall, if relevant, be accompanied by a written document from the Board regarding the value in financial terms that the Board has, in consultation with financial advisors, determined in good faith should be ascribed to any non-cash consideration offered under the Proposed Agreement or Announced Acquisition Proposal, as applicable.

During the Notice Period, Sabretooth acknowledges that Cequence shall have the opportunity, but not the obligation, to offer to amend the terms of the Agreement and the Transactions. The Board will review any offer by Cequence to amend the terms of the Agreement and the Transactions in good faith in order to determine, in the exercise of its fiduciary duties, whether Cequence’s amended offer, upon acceptance by Sabretooth, would result in such Superior Proposal ceasing to be a Superior Proposal. In addition, during such Notice Period, Sabretooth shall, and shall cause its financial and legal advisors to, negotiate in good faith with Cequence and its financial and legal advisors, to make such adjustments in the terms and conditions of the Agreement and the Transactions as would enable Sabretooth to proceed with the Transactions, as amended, rather than the Superior Proposal. If the Board so determines, it will enter into an amended agreement with Cequence reflecting Cequence’s amended proposal. If (i) Cequence does not offer to amend the terms of the Agreement and the Transactions or (ii) the Board determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects Cequence’s amended proposal and (iii) Sabretooth has complied the other requirements regarding non-solicitation and the right to match, Sabretooth shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Transactions and recommend the Superior Proposal.

Sabretooth Non-Completion Fee

If at any time after the date of the Agreement (and provided that there is no material breach or non-performance by Cequence of a provision of the Agreement in any material respect):

(i)	the Board shall or shall resolve to: (A) fail to make any of its recommendations, approvals, resolutions or determinations referred to in the Agreement; or (B) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations referred to in the Agreement in a manner adverse to Cequence; or (C) fail to publicly reaffirm its recommendation of the Transactions within five days of the public announcement of another Acquisition Proposal; or (D) fail to publicly reaffirm its recommendation of the Transactions within five days of a request from Cequence; or

(ii)	the Board shall recommend that holders of Common Shares deposit their Common Shares under, vote in favour of or otherwise accept an Acquisition Proposal or shall resolve to do so; or

(iii)	Sabretooth accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement referred to in the Agreement) with any person providing for an Acquisition Proposal prior to the closing time, or publicly announces its intention to do any of the foregoing; or

(iv)	an Acquisition Proposal is publicly announced or is publicly proposed, offered or made to Sabretooth or the holders of Common Shares prior to the Sabretooth Meeting, and the holders of Common Shares do not approve the Transactions or the Transactions are not submitted to the holders of Common Shares for their approval and such Acquisition Proposal, as originally proposed or amended (or any other Acquisition Proposal is publicly announced, proposed, offered or made to Sabretooth or the holders of Common Shares prior to the expiry of such Acquisition Proposal) is completed within twelve months of the date such Acquisition Proposal is publicly announced, proposed, offered or made; or

(v)	Sabretooth is in breach of any of its representations, warranties or covenants in any material respect (without giving effect to, applying or taking into consideration any materiality qualification already contained therein) which breach individually or in the aggregate causes or would reasonably be expected to have a material adverse effect with respect to Sabretooth or materially impedes or would be expected to materially impede the completion of the Rights Offering or the Transactions, and Sabretooth fails to cure such breach within five business days after receipt of written notice thereof from Cequence (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond August 31, 2009);

then Sabretooth shall, within twenty-four hours after the first to occur of the events described above, pay to Cequence the amount of $400,000.

Cequence Non-Completion Fee

If at any time after the execution and delivery of the Agreement (and provided that there is no material breach or non-performance by Sabretooth of a provision of this Agreement in any material respect):

(i)	Cequence, the shareholders of Cequence or the Initial Investor Group (as defined in the Agreement) is in breach of any of its representations, warranties or covenants in any material respect (without giving effect to, applying or taking into consideration any materiality qualification already contained therein) which breach individually or in the aggregate materially impedes or would be expected to materially impede the completion of the Rights Offering or the Transactions, and the party in breach fails to cure such breach within five business days after receipt of written notice thereof from Sabretooth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond August 31, 2009); or

(ii)	the Private Placement is not completed by August 31, 2009;

then if either of the events described in (i) or (ii) immediately above occur, Cequence shall, within twenty-four hours after the first to occur of the events described above, pay to Sabretooth the amount of $400,000.

Expense Reimbursement

In the event that:

(iii)	the shareholders of Sabretooth do not approve the resolutions relating to the approval of the Private Placement, Cequence Acquisition, the grant of the Performance Warrants, the SRP and the amendment to the terms of the Non-Voting Shares at the Sabretooth Meeting; or

(iv)	the new Board is not appointed as contemplated in the Agreement; or

(v)	Sabretooth terminates the Agreement if the price of the Rights Offering is less than $0.35 to comply with all applicable laws, rules and policies (including the policies of the TSX and applicable securities regulators),

Sabretooth shall pay to Cequence, within three business days of such event, the reasonable fees and expenses of Cequence incurred in connection with the Agreement (which shall include but not be limited to the fees of Cequence’s legal advisors) and the transactions contemplated in the Agreement up to a maximum amount of $125,000 (in the case of the occurrence of the events described immediately above such payment is referred to herein as the “Expense Reimbursement Fee”). The Expense Reimbursement Fee shall be in addition to the payment by Sabretooth of any Sabretooth Non-Completion Fee as contemplated by the Agreement.

Termination

The Agreement may be terminated at any time prior to the closing date:

(i)	by mutual written consent of Cequence and Sabretooth;

(ii)	by certain parties if any of the conditions precedent set forth in the Agreement are not be complied with or waived by the party or parties for whom a right to waive such condition precedent has been provided for and for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whom a right to assert the benefit of the condition precedent is provided may, terminate the Agreement; provided that, prior to the consummation of the Transactions, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent, and shall provide in such notice that the other party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five business days after receipt of such notice (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond August 31, 2009);

(iii)	by any of Cequence or Sabretooth if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(iv)	by Cequence, if the Cequence Non-Completion Fee becomes payable and provided further that Cequence must have first paid the Cequence Non-Completion Fee to Sabretooth;

(v)	by Sabretooth, if the Sabretooth Non-Completion Fee becomes payable, provided that Sabretooth has not breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Agreement and provided further that Sabretooth must have first paid the Sabretooth Non-Completion Fee to Cequence;

(vi)	by Sabretooth if the Cequence Non-Completion Fee becomes payable pursuant to the Agreement or by any of Cequence if the Sabretooth Non-Completion Fee becomes payable pursuant to the Agreement; and

(vii)	by Sabretooth, if the price of the Rights Offering is required to be less than $0.35 to comply with all applicable laws, rules and policies (including the policies of the TSX and applicable securities regulators).

Support Agreements

Cequence has entered into support agreements with each of the members of the

Board, Sabretooth’s executive officers and certain of its significant shareholders, who collectively own approximately 37.3% of the outstanding Common Shares, pursuant to which each director, executive officer and applicable shareholder has agreed to vote their Common Shares in favour of the Transactions in accordance with the terms of the support agreements. The support agreements will terminate in the event the Agreement is terminated in accordance with its terms.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that such information is confidential.

Item 8	Executive Officer

Joe McFarlane is knowledgeable about the material change and may be reached at (403) 229-3050, ext. 2241.

Item 9	Date of Report

May 29, 2009